October 16, 2013

David R. Humphrey

Accounting Branch Chief

Sonia Bednarowski

Susan Block

Kristin Shifflett

Margery Reich

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

ePunk, Inc.

Form 10-K for the year ended September 30, 2012

Filed February 14, 2013

File No. 000-53564

Dear Mr. Humphrey;

The Company anticipates it will need approximately 60 additional days to complete the comment responses due to the difficulty encountered in completing proper audit accounting.

Very truly yours,

/s/ Sean Clark

Sean Clarke

President

ePunk, Inc